06013350

RECEIVED

2006 FEB 27 P 3: 3

OFFICE OF ...

February 24, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

PROCESSED

MAY 15 2006

THOMSON
FINANCIAL

By ______________________

Name: Morikuni Uchigasaki
Title: General Manager of the Accounting and Finance Departments

(Enclosures)

cc: Izumi Akai, Esq.

TOKYO:31841.1

5/12

PAGE 1 OF 21 PAGES
EXHIBIT INDEX ON P. 3

Andrew W. Winden, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

TOKYO:31841.1

Annex A

Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Announcement Regarding the Revision of Fiscal Year 2005 Earnings Forecast (April 1, 2005 to March 31, 2006)	February 7, 2006
2	Consolidated Financial Results for the Third Quarter of the Fiscal Year 2005 and its Reference	February 7, 2006
3	Establishment of an American Depository Receipt Program	January 25, 2006

[redacted]

February 7, 2006

Company name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code Number 6141 First Section, Tokyo and Osaka Stock Exchanges)
Contact Administrative HQ Vice Executive Officer
Accounting & Finance Dept. General Manager
Morikuni Uchigasaki
Telephone (052) 587-1811

Announcement regarding the revision of fiscal year 2005 earnings forecasts (April 1,2005 to March 31,2006)

Notice is hereby given that the Company has revised its fiscal year 2005 earnings forecasts (April 1,2005 to March 31,2006) announced on October 31,2005 considering the recent business development.

1. Revised fiscal year 2005 consolidated earnings forecasts (April 1,2005 to March 31,2006)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (announced on Oct 31,2005)(A)	million yen 135,000	million yen 12,500	million yen 12,000	million yen 10,000
Revised forecast (B)	141,000	14,500	14,200	12,500
Changes (B - A)	6,000	2,000	2,200	2,500
Per-cent changes	4.4	16.0	18.3	25.0
(Reference) Fiscal year 2004	122,166	10,517	10,504	9,381

2. Revised fiscal year 2005 non-consolidated earnings forecasts (April 1,2005 to March 31,2006)

	Sales	Operating income	Ordinary income	Net income
Previous forecast(announced on Oct31,2005)(A)	million yen 117,800	million yen 10,400	million yen 10,000	million yen 9,500
Revised forecast(B)	122,000	12,000	11,500	11,000
Changes (B - A)	4,200	1,600	1,500	1,500
Per-cent changes	3.6	15.4	15.0	15.8
(Reference)Fiscal year 2004	103,746	8,354	8,412	7,902

3. Grounds for revisions of the earnings forecasts

The machine tool industry benefited from an increase in capital spending in the domestic auto and general machinery industries triggered by strong corporate earnings, robust capital spending in the auto and die industry in Asia and a stable recovery in capital spending in North America and Europe.

Considering the third quarter's business results and continuing strong order received, the company has revised both consolidated and non-consolidated sales and earnings forecasts.

4. Revised Per-share dividends forecast of fiscal year 2005(April 1,2005 to March 31,2006)

	interim	year end	full year
Previous forecast(announced on Oct31,2005)(A)	yen –	yen 20.00	yen 20.00
Revised forecast	–	40.00	40.00
(Reference)fiscal year 2004	–	20.00	20.00

5. Grounds for revision of the Per-share dividend forecast of fiscal year 2005(April 1,2005 to March 31,2006)

As described above, the revised fiscal year earnings forecast surpasses its previous forecast , the company has decided to increase the year end dividends forecast from ¥20 per share to ¥40 per share for shareholders.

* note: earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors.

[redacted]

Consolidated Financial Results for the Third Quarter of Fiscal year 2005

February 7,2006

Company name: Mori Seiki Co., Ltd. (Code number 6141, Tokyo and Osaka Stock Exchanges First Section)
(URL http://www.moriseiki.co.jp/)

Representative: President Masahiko Mori
Contact person: / Name Administrative HQ Vice Executive Officer
Accounting & Finance Dept. General Manager Morikuni Uchigasaki
(TEL: 052－587－1811)

1. Notes for the quarterly financial information

(1) Simplified accounting method adopted: Yes

Standard for inclusion of income taxes: Calculated on the basis of the forecast full-year tax rate, using legal effective tax rates.

Other accounting methods are simplified due to their minimal impact on reported amounts.

(2) Changes in accounting methods since the end of the last consolidated fiscal year: Yes

Detailed in 4. Changes in accounting policy.

(3) Changes in scope of consolidation and application of equity method: None

Consolidated subsidiaries (increase) - (decrease) -

Equity method companies (increase) - (decrease) -

2. Highlight of the third quarter of Fiscal year 2005 (April 1, 2005 to December 31, 2005)

(1) Consolidated financial results (Unaudited) (Millions of yen)

(millions of yen, fractions not shown)

	Sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year 2005 third quarter	101,741	18.7	10,232	70.9	10,136	66.4	8,935	68.9
Fiscal year 2004 third quarter	85,726	42.7	5,986	—	6,091	—	5,291	—
Reference: Fiscal year 2004	122,166		10,517		10,504		9,381	

	Earnings per share	Diluted earnings per share
	Yen	Yen
Fiscal year 2005 third quarter	101.08	100.07
Fiscal year 2004 third quarter	59.86	—
Reference: Fiscal year 2004	104.94	—

Notes: 1. Percent change in sales, operating income, ordinary income, and net income is the change from the third quarter of fiscal year 2004.

2. Percent change from the third quarter of fiscal year 2004 is shown only for sales, due to the subsequent move to quarterly disclosure of balance sheet information and earnings.

3. Figures are unaudited.

Qualitative information on consolidated business performance

The machine tool industry benefited from an increase in capital spending in the domestic auto and general machinery industries triggered by strong corporate earnings, robust capital spending in the auto industry in Asia, and a stable recovery in capital spending in North America and Europe.

In this business environment, third-quarter sales increased18.7% year-over-year to 101,741million yen, and operating income increased 70.9% to 10,232 million yen.

(2) Change in consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	million yen	million yen	%	yen
Fiscal year 2005third quarter	158,353	108,555	68.6	1,209 08
Fiscal year 2004third quarter	131,762	91,735	69.6	1,037 78
Reference: Fiscal year 2004	135,631	96,442	71.1	1,094 25

Note: Figures are unaudited.

Qualitative information regarding the consolidated financial position

Total assets increased by 26,591 million yen over the end of the previous term, to 158,353 million yen. Liabilities increased by 9,659 million yen, to 49,587 million yen. Shareholders' equity increased by 16,820 million yen, to 108,555million yen. As a result, the shareholders' equity ratio changed from 71.1% at the end of the previous term to 68.6%.

Assets increased principally due to increases of 17,990 million yen in cash and deposits and 4,685 million yen in inventories. Liabilities increased principally due to the issue of 11,500 million yen in euro yen zero coupon convertible bonds with stock acquisition rights.

3. Fiscal year 2005 Consolidated earnings forecasts (April 1, 2005 to March 31, 2006)

(1)Fiscal year 2005 Consolidated earnings forecasts (April1,2005 to March31,2006)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (announced on Oct 31,2005)(A)	million yen 135,000	million yen 12,500	million yen 12,000	million yen 10,000
Revised forecast(B)	141,000	14,500	14,200	12,500
Changes(B)-(A)	6,000	2,000	2,200	2,500
Per-cent changes %	4.4	16.0	18.3	25.0
Fiscal year 2004	122,166	10,517	10,504	9,381

(Reference)Per-share Net income forecast (fiscal year) ¥139.22

(2)Fiscal year 2005 Non consolidated earnings forecasts(April 1,2005 to March31,2006)

	Sales	Operating income	Ordinary income	Net income
Previous forecast(announced on Oct31,2005)(A)	million yen 117,800	million yen 10,400	million yen 10,000	million yen 9,500
Revised forecast(B)	122,000	12,000	11,500	11,000
Changes(B)-(A)	4,200	1,600	1,500	1,500
Per-cent changes %	3.6	15.4	15.0	15.8
Fiscal year 2004	103,746	8,354	8,412	7,902

(Reference)Per-share Net income forecast (fiscal year) ¥122.49

(3)Fiscal year 2005 Dividends forecasts(April 1,2005 to March 31 ,2006)

	interim	year end	full year
Previous forecast(announced on Oct31,2005)(A)	yen 0.00	yen 20.00	yen 20.00
Revised forecast(B)	0.00	40.00	40.00
Per share dividends of fiscal year 2004	0.00	20.00	20.00

Qualitative information regarding earnings forecasts

Consolidated earnings forecasts have been revised from the figures announced on October 31, 2005 , reflecting the business result of the third quarter and continuing strong order received.

- Earnings forecasts are based on available information as of the release of this report. Actual earnings may diverge from these forecasts due to various risk factors.

4. Changes in accounting policy

The following changes in accounting policy took effect on April 1, 2005.

From the current consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. This change reflects the increase in turnkey projects, which involve an increasing time from shipping to customer acceptance due to their greater complexity and sophistication. The change is designed to make the booking of sales more objective. The Company is increasing the strictness of its management between shipping and customer acceptance, and working to raise quality standards even further.

The impact of the change is to reduce sales by 2,712 million yen, and operating income, ordinary income, and net income before taxes by 862 million yen.

Reference

1. Quarterly Consolidated Balance Sheets

	Previous Quarter End of third quarter Fiscal year 2004 (to March 31, 2005)		Current Quarter End of third quarter Fiscal year 2005		Reference: Fiscal year 2004 (to March 31, 2005)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits	12,772		30,763		12,775	
2 Notes and accounts receivable	24,814		24,464		27,765	
3 Inventories	23,047		27,682		21,069	
4 Deferred income taxes	218		142		198	
5 Uncollected consumption tax	281		256		424	
6 Other	3,084		3,505		1,795	
7 Allowance for doubtful receivables	-270		-242		-329	
Current Total assets	63,947	48.5	86,572	54.7	63,699	47.0
II Fixed assets						
1 Tangible fixed assets						
(1) Buildings and structures	26,915		25,320		26,972	
(2) Machinery, equipment and vehicles	5,974		5,870		7,633	
(3) Land	21,158		20,987		21,672	
(4) Construction in progress	1,048		642		944	
(5) Other	2,682		2,939		2,686	
Total tangible fixed assets	57,778	43.9	55,761	35.2	59,909	44.2
2 Intangible fixed assets	2,917	2.2	2,411	1.5	2,704	2.0
3 Investments and other assets						
(1) Investments in securities	6,720		12,517		8,715	
(2) Long-term prepaid expenses	168		529		366	
(3) Deferred income taxes	5		5		5	
(4) Other	249		555		230	
(5) Allowance for doubtful receivables	-25		—		—	
Total investments and other assets	7,118	5.4	13,607	8.6	9,317	6.8
Total fixed assets	67,814	51.5	71,780	45.3	71,931	53.0
Total assets	131,762	100.0	158,353	100.0	135,631	100.0

	Previous Quarter End of third quarter Fiscal year 2004 (to March 31, 2005)		Current Quarter End of third quarter Fiscal year 2005		Reference: Fiscal year 2004 (to March 31, 2005)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities						
I Current liabilities						
1 Accounts payable	7,521		8,131		8,199	
2 Short-term loans	1,370		1,320		1,370	
3 Current portion of long-term debt	5,084		5,084		5,084	
4 Unpaid interest expenses	3,757		3,583		4,496	
5 Unpaid expenses	559		349		529	
6 Accrued income taxes	529		966		698	
7 Unpaid consumption tax	37		24		41	
8 Deferred tax liability	130		155		169	
9 Other	2,575		3,188		2,152	
Total current liabilities	21,565	16.4	22,802	14.4	22,742	16.8
II Long-term liabilities						
1 Equity warrants	—		11,500		—	
2 Long-term borrowing	15,229		10,145		12,708	
3 Deferred tax liability	1,309		3,316		1,758	
4 Deferred tax liability on land revaluation	1,824		1,824		1,824	
Total long-term liabilities	18,362	13.9	26,785	16.9	16,290	12.0
Total liabilities	39,928	30.3	49,587	31.3	39,032	28.8
(Minority interests)						
Minority interests	98	0.1	210	0.1	156	0.1
Capital						
I Capital	28,190	21.4	28,190	17.8	28,190	20.8
II Capital surplus	40,931	31.0	41,318	26.1	40,932	30.2
III Retained earnings	42,562	32.3	44,779	28.3	46,255	34.1
IV Reserve for land revaluation	-13,569	-10.3	-4,636	-2.9	-13,171	-9.7
V Net unrealized holding gain on securities	1,641	1.3	4,537	2.8	2,322	1.7
VI Foreign currency statements translation adjustments	-2,378	-1.8	-1,301	-0.8	-2,236	-1.7
VII Treasury stock	-5,643	-4.3	-4,333	-2.7	-5,850	-4.3
Total capital	91,735	69.6	108,555	68.6	96,442	71.1
Total liabilities, minority interests and shareholders' equity	131,762	100.0	158.353	100.0	135,631	100.0

2. Quarterly Consolidated Statements of Income

	Previous Quarter End of third quarter Fiscal year 2004 (to March 31, 2005)			Current Quarter End of third quarter Fiscal year 2005			Reference: Fiscal year 2004 (to March 31, 2005)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Amount (million yen)	Percentage of total (%)		% of total (%)
I Sales		85,726	100.0		101,741	100.0		122,166	100.0
II Cost of sales		58,188	67.9		62,862	61.8		80,784	66.1
Gross profit		27,538	32.1		38,878	38.2		41,382	33.9
III Selling, general and administrative expenses		21,551	25.1		28,646	28.1		30,865	25.3
Operating income		5,986	7.0		10,232	10.1		10,517	8.6
IV Non-operating income									
1 Interest income	17			31			62		
2 Dividend income	50			69			50		
3 Foreign exchange gain	140			—			54		
4 Equity in earnings of associated companies	—			50			—		
5 Bond premium and Other	90	299	0.3	368	520	0.5	97	264	0.2
V Non-operating expenses									
1 Interest paid	87			76			136		
2 Foreign exchange loss	—			73			—		
3 Fees and commissions	56			312			79		
4 Straight bond issue costs	—			72			—		
5 Other	49	194	0.2	81	616	0.6	60	276	0.2
Ordinary income		6,091	7.1		10,136	10.0		10,504	8.6
VI Extraordinary income									
1 Gain on sale of fixed assets	8			356			15		
2 Gain on sale of investment securities	0			917			0		
3 Gain on return of allowance for doubtful receivables	-	8	0.0	63	1,337	1.3	—	15	0.0
VII Extraordinary expenses									
1 Loss on sale of fixed assets	26			97			28		
2 Impairment&loss of fixed assets	70			1,441			87		
3 Affiliates' shares appraisal loss&devaluation of investments	—			72			—		
4 Retirement benefits paid to directors and statutory auditors	399	496	0.6	—	1,613	1.6	399	516	0.4
Net income before taxes		5,603	6.5		9,859	9.7		10,004	8.2
Taxes	203			798			411		
Corporation tax adjustment	71	274	0.3	75	874	0.9	118	529	0.4
Minority interests (loss) in net income		-37	-0.0		-49	-0.0		-93	-0.1
Net income		5,291	6.2		8,935	8.8		9,381	7.7

3. Quarterly Consolidated Statement of Retained Earnings

	Previous Quarter End of third quarter Fiscal year 2004 (to March 31, 2005)		Current Quarter End of third quarter Fiscal year 2005		Reference: Fiscal year 2004 (to March 31, 2005)	
	Amount (million yen)		Amount (million yen)		Amount (million yen)	
(Capital surplus)						
I Capital surplus at start of period		40,931		40,932		40,931
II Increase in capital surplus						
Gain on disposal of Treasury stock	0	0	386	386	1	1
III Capital surplus at end of quarter (full year)		40,931		41,318		40,932
(Retained earnings)						
I Retained earnings at start of period		38,208		46,255		38,208
II Increase in retained earnings						
1 Increase in retained earnings due to change in scope of consolidated group	23		—		23	
2 Net income	5,291	5,314	8,935	8,935	9,381	9,404
III Decline in retained earnings						
1 Dividends	883		1,760		883	
2 Directors' bonuses	69		115		69	
3 Reversal of reserve for land revaluation	6	959	8,535	10,411	404	1,357
IV Retained earnings at end of quarter (full year)		42,562		44,779		46,255

4. Segment information

(1)By geographic region

Previous Quarter End of third quarter Fiscal year 2004(to March 31, 2005)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties Sales	50,498	15,284	18,625	1,318	85,726	—	85,726
(2) Intra-group sales Sales	24,267	343	238	573	25,423	(25,423)	—
Total	74,766	15,628	18,863	1,892	111,150	(25,423)	85,726
Operating expenses	69,106	15,963	18,864	1,720	105,654	(25,914)	79,740
Operating income (loss) (-)	5,659	-335	-0	172	5,496	490	5,986

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia

Current Quarter End of third quarter Fiscal year 2005

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income Sales (1) Sales to third parties	55,539	22,313	21,739	2,148	101,741	—	101,741
(2) Intra-group sales	36,228	569	441	738	37,978	(37,978)	—
Total sales	91,768	22,883	22,180	2,887	139,719	(37,978)	101,741
Operating expenses	82,887	22,044	21,559	2,618	129,109	(37,600)	91,509
Operating income	8,880	839	620	269	10,610	(377)	10,232

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Fiscal year 2004 (April 1, 2004 to March 31, 2005)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales and operating income							
Sales							
(1) Sales to third parties	71,977	22,972	25,163	2,052	122,166	—	122,166
(2) Intra-group sales	35,765	527	485	847	37,626	(37,626)	—
Total sales	107,743	23,500	25,648	2,900	159,793	(37,626)	122,166
Operating expenses	97,753	23,917	25,605	2,569	149,847	(38,197)	111,649
Operating income (loss) (-)	9,989	-416	42	330	9,946	571	10,517

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

(2)Overseas sales

Previous Quarter End of third quarter Fiscal year 2004(to March 31, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	16,405	18,655	6,193	41,254
Consolidated Sales (million yen)	—	—	—	85,726
Overseas sales as a percentage of total consolidated sales (%)	19.1	21.8	7.2	48.1

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia
Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia ,New Zealand

Current Quarter End of third quarter Fiscal year 2005

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	25,376	23,077	9,041	57,495
Consolidated Sales (million yen)	—	—	—	101,741
Overseas sales as a percentage of total consolidated sales (%)	24.9	22.7	8.9	56.5

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas.................United States , Brazil, Canada , Argentina , Mexico
Europe.....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, Czech, Hungary, Poland
Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippines, Vietnam

Fiscal year 2004 (April 1, 2004 to March 31, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	25,034	25,108	9,003	59,146
Consolidated Sales (million yen)	—	—	—	122,166
Overseas sales as a percentage of total consolidated sales (%)	20.5	20.5	7.4	48.4

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas.................United States , Brazil, Canada , Argentina , Mexico
Europe.....................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia
Asia and Oceania...Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

[redacted]

January 25, 2006

Company Name	Mori Seiki Co., Ltd.
Representative	President Masahiko Mori
(Code Number: 6141	First Section, Tokyo and Osaka Stock Exchanges)
Contact	Administrative HQ Vice Executive Officer
	Accounting and Finance Dept. General Manager
	Morikuni Uchigasaki
Telephone	(052) 587-1836

Establishment of ADR Program

Notice is hereby given that Mori Seiki Co. Ltd. (the "Company") will establish an American Depositary Receipt (ADR) program, which will allow the distribution of the Company's shares in the United States; in the form of ADRs effective January 26, 2006 (U.S. Eastern Standard Time). This ADR program will not be accompanied by a listing or capital raising; such as an issuance of new shares of the Company.

1. Purpose of establishing the ADR program

The purpose is to develop new investors and expand the base of investors, by enhancing investor service and broadening the choices in available investment instruments in the U.S. capital market.

Thus far we have focused efforts on IR activities in the U.S. and expect that the establishment of the ADR program will lead to greater name recognition of the Company in the U.S.

This sponsored ADR program; Level 1; will be the very first one in the machine tool industry.

2. Details of ADR program

(1)	Type of ADR Program	: Sponsored Level-1
(2)	Trading Market	: OTC (Over-the-counter)
(3)	Start Date	: January 26, 2006 (U.S. Eastern Standard Time)
(4)	ADR Ratio	: 1 ADR = 1 ordinary share (1:1)
(5)	U.S. CUSIP Number	: 617578109
(6)	Ticker Symbol	: MRSKY
(7)	Depositary Bank	: The Bank of New York
(8)	Local Custodian Bank	: Sumitomo Mitsui Banking Corporation